FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934

                         For the month of November, 2010

                         Commission File Number: 0-19415

                         MAGIC SOFTWARE ENTERPRISES LTD.
                 (Translation of Registrant's Name into English)

                    5 HaPlada Street, Or-Yehuda, Israel 60218
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                           Form 20-F |_| Form 40-F |_|

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(1): N/A

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T Rule 101(b)(7): N/A

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes |_| No |_|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

      1. Magic Software Triples Operating Profits for Third Quarter of 2010

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2010
                                           Magic Software Enterprises Ltd


                                           By: /s/ Amit Birk
                                           ----------------------------
                                           Amit Birk
                                           VP, General Counsel

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EXHIBIT INDEX

Exhibit Number    Description of Exhibit

10.1  Magic Software Triples Operating Profits for Third Quarter of 2010